April 7, 2009

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Pamela A. Long; Assistant Director

Re:              Advanced Medical Isotope Corporation
Registration Statement on Form 10
Filed on November 12, 2008
File No. 0-53497

Dear Ms. Long,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 6, 2009 (the “Comment Letter”) relating to Advanced Medical Isotope Corporation (the “Company”).  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

  General

1.
As we indicated in comment 1 in our latter dated December 9, 2008, since you did not withdraw the registration statement, it became effective by operation of law 60 days after you initially filed it (January 12, 2009). Please note that in addition to responding to our comments on the Form 10 you are subject to the reporting requirements of the Exchange Act. Therefore, please file your December 31, 2008 Form 10-K by March 31, 2009.

The Company has filed a Form 12b-25 and will file its Form 10-K before its filing deadline.

2.	As previously requested, please provide, in writing, a statement directly from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please see the letter attached hereto which will be filed with the SEC.

Item 1. Description of Business, page 4

3.
The third paragraph states that the registrant acquired the assets of Neu-Hope Technologies and $310,000 from UTEK Corporation.  Please reconcile this statement with the disclosure in your response to comment 2 in our letter dated December 9, 2008 that the company acquired the assets of Neu-Hope Technologies and $335,000 from UTEK Corporation. Also clarify the relationship between NHTI and UTEK, and whether the 100,000 preferred stock issued to UTEK and Aware Capital Corporation was the purchase price for the acquisition of the cash and the assets of NHTI.

On September 27, 2006, the Company acquired the assets of Neu-Hope Technologies, Inc (“NHTI”), a Florida corporation, and $310,000 from UTEK Corporation, not $335,000 in cash.

UTEK provides its clients with externally developed technologies from universities, university incubators, federal labs, medical centers, and corporate research laboratories worldwide. To effectuate a technology transfer, such as the purchase of NHTI by the Company, UTEK creates a newly formed company to acquire a new technology from a university, medical center, corporation or federal research laboratory and then sell this newly formed company to a client, such as Advanced Medical Isotope Corporation for securities or cash.

4.
Please describe Aware Capital Corporation in greater detail and disclose any relationship between it and UTEK Corporation. Also, explain why Aware Capital received 5,000 of UTEK’s 100,000 Series A Preferred Stock.

The Company did not provide any due diligence on Aware Capital.  UTEK Corporation requested that, as part of the Agreement and Plan of Acquisition, the Company issue 5,000 shares of the Company’s Series A Convertible Preferred Stock to UTEK Corporation.  Please see Section 1.02(c) of the Agreement

5.	We note your response to comment 6 in our letter dated December 9, 2008. Please include your response in this section of the filing.

We included the following in the Amendment No. 2 to the Form 10:

UTEK also entered into a technology transfer agreement with Manakoa Services Corporation.  Manakoa Services Corporation has recently changed its name to TeslaVision Corporation.  Mr. Katzaroff is an officer and a director of TeslaVision Corporation.  TeslaVision Corporation is not a shell company but is not current in its reporting.  Other than Mr. Katzaroff’s service as an officer of both corporations, there is no relationship between TeslaVision Corporation and Advanced Medical Isotope Corporation.  UTEK Corporation is a publicly-held corporation that, pursuant to its public filings, completed 45 technology transfers during their fiscal years ended December 31, 2007 and 2006.

Item 1A. Risk Factors

We have increasing cash requirements, page 10

6.
Note that the registrant anticipates a $10 million requirement over the next twelve months to fund its planned business operations. The company currently has approximately $54,508 in cash on hand as noted in Note 1 of the Notes to Consolidated Financial Statements. Discuss the potential risk to the company’s plan of operations as discussed in the liquidity section of MD&A on page 17.

The Company will need to raise an additional $10,000,000 in the next year to develop three isotope manufacturing centers and complete its aggressive growth plans.  The Company may, however, choose to modify its growth and operating plans to the extent of available funding, if any, by developing fewer than three isotope manufacturing centers or developing them over a longer period of time.

  Item 2 – Financial Information, page 16

  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

  Results of Operations, page 16

7.
We remind you to discuss your results of operations with respect to the most recent fiscal year-to-date period for which an income statement is provided compared to the corresponding year-to-date period of the preceding fiscal year. You should also discuss the results of operations for the most recent fiscal quarter compared to the corresponding fiscal quarter in the preceding fiscal year. Please revise as necessary. Refer to Item 303(b) (2) of Regulation S-K.

The Company included the appropriate comparison in our Management’s Discussion and Analysis.

  Liquidity and Capital Resources, page 17

8.
You disclose on page 17 that you “experienced negative cash flow from operations of $737,786, and [you] expended $1,515,232 for investing activities while adding $2,221,507 from financing activities” during the nine months ended September 30, 2008. It appears that these amounts actually relate to the six months ended June 30, 2008. As such, please update to reflect the amounts for the nine months ended September 30, 2008.

The Company has corrected its disclosures.

  Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

9.
We note your response to comment 27 in our letter dated December 9, 2008. Please reconcile the shares held by UTEK in the table of 8,609,041 to the 8,309,399 amount in footnote (2) or explain the difference in the footnote.

The Company has corrected its disclosures.  In March 2009, however, the 95,000 shares of Series A preferred stock was purchased from UTEK by Carl Cadwell, one of our directors, and converted to 10,857,142 shares of our common stock.  The transaction was between UTEK and Carl Cadwell and the Company did not participate in the transaction.

Item 6. Executive Compensation

Narrative to Summary Compensation Table, page 25

10.
In addition to the terms of the employment agreements which you have disclosed, the narrative discussion should include the material terms of the bonuses awarded to the named executive officers during the last completed fiscal year, including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule.

All options issued to officers and directors in November 2008 have an exercise price of $.55 per share and are fully vested and expire on November 26, 2011.  The quoted market price of the common stock at the time of issuance of the options was $.51 per share.

11.	The narrative discussion should also disclose the material terms of each option award as required by Item 402(o)(4) of Regulation S-K.

The Company has included the appropriate information in the amended Form 10.

12.
As previously requested, for each transaction please identify the person(s) to whom the options were granted. In the first paragraph, describe the type of consulting services performed by the consultant during April, 2007.

We have revised the Form 10 to provide the information required by Item 402 of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 31

Indebtedness from related parties, page 31

13.	Disclose the purpose(s) of the loans from the employee. Please confirm supplementally that the employee was not an affiliate of any officer or principal shareholder of the company.

The employee, who was not an affiliate of any officer or principal shareholder of the Company made the loan to help the Company with its liquidity.

Item 15 – Financial Statements and Exhibits, page 36

Financial Statement for the Year Ended December 31, 2007

Note 2 – Summary of Significant Accounting Policies, page F-9

General

14.
We reissue prior comment 49. Your disclosures on pages F-10 and F-11 indicate that you did not consider the expected future operating cash flows in assessing your assets for impairment because they were purchased recently. Please further advise how you made this determination in accordance with SFAS 144, or as previously requested, please enhance your disclosure to identify each of the significant assumptions used in your analysis and explain the basis for each such assumption. Please also expand your disclosure to provide additional insight on how you perform you impairment analysis under SFAS 144 to include the following:

•
Please clarify how you determine when to test for impairment. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances; and

•
Please discuss the specific valuation methods used to determine fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well as whether certain estimates and assumptions are more subjective than others.

The Company made the appropriate revisions to Note 2 in response to your comments.

Note 10 – Capital Lease Obligations, page F-20

15.
We have reviewed your response to prior comment 47. Given that you were not in compliance with the minimum debt service coverage ratio of 1:1 as of December 31, 2007, please revise your disclosure to clearly disclose the actual ratio achieved as of each reporting date. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. In addition, please confirm that the capital lease in your only class of debt that contains covenants.

The Company made the appropriate revisions to Note 10 in response to your comments.

16.
We have reviewed your response to prior comment 57. It is still unclear what the initial amounts were for which you recorded an asset and obligation in September 2007 related to each of the capital leases pursuant to paragraph 10 of SFAS 13 as well as how you determined these amounts. Please revise your disclosure accordingly.

The Company made the appropriate revisions to Note 10 in response to your comments.

Preferred Stock, page F-23

17.
We have reviewed your responses to prior comments 60 and 61. We continue to have difficulty understanding your accounting of the preferred stock. Please provide us with a comprehensive explanation of your accounting which addresses the following:

•
Please tell us what consideration you gave to SFAS 133 and EITF 00-19 in accounting for the conversion feature, with specific reference to paragraphs 20 through 24 of EITF 00-19. Please clearly state how you accounted for and determined the appropriate accounting for the conversion feature. If you recorded a liability amount related to this feature, please tell us how you determined the amount to record;

•
Based on your response, it is unclear what the Preferred Stock Redeemable line item represents given that it does not appear that the preferred stock is redeemable for cash or other assets. Please confirm that the preferred stock is not redeemable for cash or other assets. Please help us understand how your presentation complies with SFAS 150 or EITF D-98; and

•
It is not clear how you determined the amount to be recorded as preferred stock in your stockholders’ equity section. Please advise and also tell us what accounting literature you referenced to support your conclusion.

On September 27, 2006 Advanced Medical Isotopes Corporation (AMIC) acquired all 1,000 shares of common stock of Neu-Hope Technologies, Inc. In exchange, AMIC issued 100,000 shares of Series A convertible preferred stock of which UTEK (owner of 100% of the common stock of Neu-Hope) received 95,000 shares and Aware Capital Consultants, Inc. received 5,000 shares. At any time after 12 months from the agreement date, these two parties had the right to convert its Series A convertible preferred stock to unrestricted common stock of AMIC at an amount equaling $3,350,000, based on the previous ten day average closing price on the day of conversion.

In accordance with SFAS 150, AMIC recorded the preferred stock as a liability based on the $3,350,000 fixed dollar amount specified in the agreement.  Therefore $3,349,900 was recorded as a liability on the Company’s balance sheet, while the remaining $100 was recorded as equity relating to the par value of the preferred stock. At 12/31/2006 the full liability was still on the Company’s balance sheet at $3,349,900.  In December of 2007, Aware Capital Consultants converted their 5,000 shares of preferred stock, which represented 5% of the liability, into 299,642 shares of common stock at $0.559 per share.   Therefore the liability at 12/31/2007 was appropriately reduced to $3,182,405 at 12/31/2007 and the par value of the preferred stock was stated in the equity section at $95.  No further preferred stock transactions occurred in 2008 therefore the liability is still stated at $3,182,405 and the par value of preferred stock is still stated at $95 in the equity section as of 12/31/2008.

In February 2009, UTEK corporation sold its 95,000 shares of preferred stock to one of AMIC’s board members.  In March of 2009 that member of the board converted the 95,000 shares of the Company’s Series A Preferred Stock into 10,857,142 shares of the Company’s common stock.  The Series A Preferred Stock conversion was based on the Company’s common stock’s average closing price for the ten trading days before the date of conversion which was calculated to be $0.293.  As of March 31, 2009 the liability previously associated with the Company’s preferred stock has been fully satisfied by the issuance of common stock, and will no longer be shown on the Company’s balance sheet.

The appropriate treatment for the issuance of preferred stock is outlined in SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (as amended).

SFAS 150, Certain Obligations to Issue a Variable Number of Shares (¶12)

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.  A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)

b.  Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)

c.  Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).

The issuance of this convertible instrument is an obligation to issue a variable number of shares with a fixed monetary value ($3,350,000) and shall be treated as a liability in accordance with SFAS 150, ¶12a.

The Company also considered SFAS 133, and whether the preferred stock or an element of it should be classified as a derivative liability under SFAS 133.  The convertible preferred stock is convertible at a fixed monetary amount known at inception ($3,350,000). There is no underlying associated with the security that will change the ultimate monetary settlement. Only the number of shares required to satisfy the fixed monetary amount will vary. Furthermore, there are no freestanding warrants or embedded conversion features that can theoretically be separated from the overall contract. As such, the preferred stock instruments do not meet the criteria to be classified as a derivative in accordance with SFAS 133, and the Company has recorded the conversion feature related to the preferred stock as a liability and not as equity.  Therefore the Company believes that further consideration of EITF 00-19 paragraphs 20 through 24 is not warranted or necessary based on the Company’s application of SFAS 150 and SFAS 133 as detailed above.

Sincerely,

By:	/s/ Peter DiChiara
Peter DiChiara, Esq.

Advanced Medical Isotope Letterhead

April 7, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Advanced Medical Isotope Corporation Registration Statement on Form 10 Filed on November 12, 2008 File No. 0-53497

Ladies and Gentlemen:

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ James C. Katzaroff
James C. Katzaroff
Chief Executive Officer